POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Expressed in United States dollars)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		Restated
		(Notes 1 and 2)
	September 30,	December 31,
AS AT	2008	2007
ASSETS

CURRENT

Cash and cash equivalents	$31,792,924	$21,535,978
Funds receivable from payment processors	2,902,069	5,126,499
Short-term investments	910,388	7,405,499
Security deposits	2,043,282	1,561,175
Accounts receivable	1,652,779	3,353,656
Future income tax assets	568,524	600,815
Current portion of deferred costs	249,703	279,355
Prepaid and sundry assets	1,546,272	1,767,349
	41,665,941	41,630,326
PROPERTY AND EQUIPMENT	1,847,286	2,017,783
INTANGIBLE ASSETS	1,451,877	1,409,450
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	191,277	483,679
	7,695,195	8,115,667
	$49,361,136	$49,745,993

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,919,405	$3,487,927
Current portion of deferred revenue	1,214,915	1,629,525
Payable to loyalty program partners	29,914,112	30,749,149
Current portion of loan payable	-	5,927
	34,048,432	35,872,528

DEFERRED REVENUE	250,821	387,013
CONVERTIBLE PREFERRED SHARES (Note 12)	-	20,679,073
	34,299,253	56,938,614

SHAREHOLDERS’ EQUITY (DEFICIENCY)
CAPITAL STOCK (Notes 7 and 12)	56,666,701	34,887,258
WARRANTS	-	25,092
CONTRIBUTED SURPLUS (Note 8)	7,461,199	6,433,303
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
DEFICIT	(46,499,787)	(45,972,044)
	15,061,883	(7,192,621)
	$49,361,136	$49,745,993

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		Restated		Restated
		(Notes 1		(Notes 1
		and 2)		and 2)
	2008	2007	2008	2007
REVENUE

Principal	$18,304,129	$4,624,148	$45,770,758	$8,129,378
Commission	1,871,845	2,328,635	7,419,888	7,287,681
Interest	208,376	239,244	704,280	428,482
	20,384,350	7,192,027	53,894,926	15,845,541
GENERAL AND ADMINISTRATION EXPENSES

Direct cost of principal revenue	15,957,294	3,141,139	38,858,455	4,875,754
Employment costs	2,880,473	1,980,688	8,280,872	5,673,148
Sales commissions and related expenses	716,476	381,813	2,313,657	1,119,292
Marketing and communications	395,892	522,173	961,202	1,192,836
Technology services	243,556	226,353	683,906	662,213
Amortization of property and equipment	314,329	422,674	751,045	1,217,236
Amortization of intangible assets	32,592	192,930	95,630	548,922
Amortization of deferred costs	82,333	112,870	323,053	321,138
Foreign exchange loss / (gain)	390,932	233,204	(684,592)	423,760
Operating expenses	733,321	686,330	2,281,932	2,163,072
	21,747,198	7,900,174	53,865,160	18,197,371

OPERATING (LOSS) INCOME – before
undernoted	(1,362,848)	(708,147)	29,766	(2,351,830)
OTHER EXPENSES
Interest on preferred shares	-	279,011	516,577	793,838
Interest and other charges	10,139	(23,379)	40,932	36,897
	10,139	255,632	557,509	830,735
NET LOSS	$(1,372,987)	$(963,779)	$(527,743)	$(3,182,565)
LOSS PER SHARE (Note 3)
Basic	($0.01)	($0.01)	($0.00)	($0.03)
Diluted	($0.01)	($0.01)	($0.00)	($0.03)

DEFICIT – Beginning of period
As previously reported	$(45,126,800)	$(43,050,906)	$(45,972,044)	$(40,861,164)
Effect of restatement of prior periods (Note 2)	-	(1,003,468)	-	(974,424)
As restated	(45,126,800)	(44,054,374)	(45,972,044)	(41,835,588)
Net loss for the period	(1,372,987)	(963,779)	(527,743)	(3,182,565)
DEFICIT – End of period	$(46,499,787)	$(45,018,153)	$(46,499,787)	$(45,018,153)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		Restated		Restated
		(Notes 1		(Notes 1
		and 2)		and 2)
	2008	2007	2008	2007
COMPREHENSIVE LOSS

Net loss for the period	$(1,372,987)	$(963,779)	$(527,743)	$(3,182,565)
Foreign currency translation adjustment	-	(418,647)	-	(895,070)
Comprehensive loss	$(1,372,987)	$(1,382,426)	$(527,743)	$(4,077,635)

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance – Beginning of period	$(2,566,230)	$(2,060,939)	$(2,566,230)	$(1,584,516)
Foreign currency translation adjustment	-	(418,647)	-	(895,070)
Balance – End of period	$(2,566,230)	$(2,479,586)	$(2,566,230)	$(2,479,586)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		Restated		Restated
		(Notes 1		(Notes 1
		and 2)		and 2)
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,372,987)	$(963,779)	$(527,743)	$(3,182,565)
Items not affecting cash
Amortization of property and equipment	314,329	422,674	751,045	1,217,236
Amortization of intangible assets	32,592	192,930	95,630	548,922
Amortization of deferred costs	82,333	112,870	323,053	321,138
Unrealized foreign exchange loss (gain)	154,252	1,671,561	(808,094)	4,304,284
Employee stock option expense (Note 6)	166,692	146,485	494,055	409,486
Interest on Series Two and Four Preferred Shares	-	279,011	516,577	793,838
Changes in non-cash balances related to operations
(Note 9 (a))	(4,222,713)	(2,692,386)	1,708,917	966,802
CASH FLOWS (USED IN) PROVIDED BY
OPERATING ACTIVITIES	(4,845,502)	(830,634)	2,553,440	5,379,141
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(311,962)	(208,120)	(580,548)	(530,958)
Additions to intangible assets	(41,062)	(49,438)	(138,057)	(73,164)
Sale of short-term investments	3,932,702	-	11,470,605	-
Purchase of short-term investments	-	-	(4,975,494)	-
CASH FLOWS PROVIDED BY (USED IN)
INVESTING ACTIVITIES	3,579,678	(257,558)	5,776,506	(604,122)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	(6,966)	(5,927)	(18,794)
Share issuance on capital transaction (Note 12)	(106,980)	-	1,692,061	-
Issuance of capital stock on exercise of stock options
and warrants	7,662	637,051	269,673	963,205
CASH FLOWS (USED IN) PROVIDED BY
FINANCING ACTIVITIES	(99,318)	630,085	1,955,807	944,411
EFFECT OF EXCHANGE RATE CHANGES ON
CASH HELD IN FOREIGN CURRENCY	(138,672)	137,634	(28,807)	295,088
(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS	(1,503,814)	(320,473)	10,256,946	6,014,518
CASH AND CASH EQUIVALENTS
– Beginning of the period	33,296,738	23,274,712	21,535,978	16,939,721
CASH AND CASH EQUIVALENTS
– End of the period	$31,792,924	$22,954,239	$31,792,924	$22,954,239

Supplemental Information
Interest received	$258,126	$198,180	$702,031	$363,501
Interest paid	$378	$1,171	$1,542	$3,468

See Accompanying Notes

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in United States dollars)

The Corporation's unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using accounting policies consistent with those used for the preparation of its audited consolidated financial statements for the year ended December 31, 2007, except as described in Note 1 below. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, as such, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2007, as outlined in the Corporation’s 2007 Annual Report. Note disclosures have been presented for material updates to the information previously reported in the annual audited consolidated financial statements.

1.

Significant accounting policies

Adoption of new accounting policies

Change in Functional and Reporting Currency

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the US dollar (US$). The change in reporting currency is to better reflect the Corporation’s business activities and to improve investors’ ability to compare the Corporation’s financial results with other publicly traded businesses in the industry. The Corporation conducts the majority of its business transactions in US$. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD$). In making this change in reporting currency, the Corporation followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency".

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of EIC - 130. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet date, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and statements of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss. Comparative financial information has been restated to reflect the Corporation’s results as if they had been historically reported in US dollars.

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Financial Instruments: Disclosures

On January 1, 2008, the Corporation adopted Section 3862, Financial Instruments – Disclosures, replacing Section 3861 – Financial Instruments – Disclosure and Presentation.

This Section describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, Financial Instruments – Recognition and Measurement, 3863, Financial Instruments – Presentation and 3865, Hedges. The adoption of this Section required that the Corporation now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Financial Instruments: Presentation

On January 1, 2008, the Corporation adopted Section 3863, Financial Instruments – Presentation, replacing Section 3861 – Financial Instruments – Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 11, Financial instruments.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. This information is provided in Note 10, Capital disclosures.

2.

Effect of prior period restatement on comparative net loss

The 2007 consolidated financial statements included a restatement with respect to goodwill and upfront contract initiation fees. The restatement of goodwill affected the 2007 opening deficit and had no impact on the 2007 net loss. Costs incurred in prior years were incorrectly capitalized and included in Goodwill; these costs should have been expensed in the period. With respect to the restatement of upfront contract initiation fees, the Corporation determined that it had contracts with multiple deliverables. The Corporation applied the guidance found in EIC-142 "Revenue Arrangements with Multiple Deliverables" and determined that, for some contracts, there was only one unit of accounting. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up have been deferred and recognized evenly over the term of the contract. Previously, the fees and direct costs had incorrectly been recognized as initial set-up occurred. This restatement had an impact on the previously reported 2007 net loss and the 2007 opening deficit.

The impact in both Canadian dollars (CAD$) and United States dollars (US$) of this correction is included below.

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

For the three months ended September 30, 2007	CAD$	US$
Net loss as previously reported	$(1,179,891)	$(1,126,705)
Prior period restatement adjustments
Increase in revenue	174,685	166,811
Increase in general and administration expense	(4,068)	(3,885)
	170,617	162,926
Net loss – restated	$(1,009,274)	$(963,779)

For the nine months ended September 30, 2007
Net loss as previously reported	$(3,638,946)	$(3,316,447)
Prior period restatement adjustments
Decrease in revenue	(12,381)	(1,039)
Decrease in general and administration expense	150,186	134,921
	137,805	133,882
Net loss – restated	$(3,501,141)	$(3,182,565)

As at December 31, 2006
Deficit as previously reported	$(55,335,455)	$(40,861,164)
Prior period restatement adjustments
Goodwill	(721,653)	(570,361)
Upfront contract initiation fees	(540,174)	(404,063)
	(1,261,827)	(974,424)
Deficit - restated	$(56,597,282)	$(41,835,588)

As at June 30, 2007
Deficit as previously reported	$(57,794,510)	$(43,050,906)
Prior period restatement adjustments
Goodwill	(721,653)	(570,361)
Upfront contract initiation fees	(572,985)	(433,107)
	(1,294,638)	(1,003,468)
Deficit - restated	$(59,089,148)	$(44,054,374)

3.

Loss per share

Weighted average number of shares outstanding
For the three months ended September 30,	2008	2007
Basic	149,818,333	119,377,229
Effect of dilutive securities	176,893	-
Diluted	149,995,226	119,377,229

For the nine months ended September 30,	2008	2007
Basic	132,209,780	117,811,964
Effect of dilutive securities	19,954,733	-
Diluted	152,164,513	117,811,964

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

a)

Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding.

b)

Diluted loss per share

Diluted loss per share represents what the earnings per share would have been if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted earnings per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the year. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. The average number of common shares outstanding is also decreased by the number of our common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would increase our earnings per share, not dilute it.

For the three months and nine months ended September 30, 2007, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants would be anti dilutive.

4.

Segmented information

Reportable segments: The Corporation operates in one operating segment whose operating results are regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available. The Corporation's business is carried on in the industry of loyalty program asset management.

Enterprise-wide disclosures: For the three months ended September 30, 2008, $19,779,265 of the Corporation’s revenues (including interest income) were generated in the U.S. (2007 - $6,834,362).

For the nine months ended September 30, 2008, $52,146,970 of the Corporation’s revenues (including interest income) were generated in the U.S. (2007- $14,884,436).

The remaining revenues for all periods were generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

5.

Major customers

For the three month period ended September 30, 2008, three customers represent approximately 84% (2007 – 75%) of the Corporation’s consolidated revenues. In addition, as at September 30, 2008, 64% (September 30, 2007 – 63%) of the Corporation’s amounts payable to loyalty program partners are due to these customers. The three customers included in 2008 are included in both the 2008 and 2007 periods.

For the nine month period ended September 30, 2008, three customers represent approximately 82% (2007 – 68%) of the Corporation’s consolidated revenues. The three customers included in 2008 are included in both the 2008 and 2007 periods.

6.

Options and Warrants

a)

Stock options

In accordance with the guidelines of the CICA Handbook, the Corporation expenses costs of all stock option grants on or after January 1, 2003. The fair value of the options granted in the three and nine months ended September 30, 2008 and 2007 was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007
Dividend yield	0%	0%
Risk free rate	3.55%	4.02%
Expected volatility	56.1%	42.2%
Expected life of options in years	3	3

The cost of stock options is included in general and administration expenses as follows:

	For the periods ended September 30
	Three month period		Nine month period
	2008	2007	2008	2007
Employee stock option expense	$ 166,692	$ 146,485	$ 494,055	$ 409,486

During the three month period ended September 30, 2008, 342,500 options (2007 – 222,500) were issued and 15,000 options (2007 –50,835) previously granted were cancelled.

During the nine month period ended September 30, 2008, 1,423,334 options (2007 – 4,952,334) were issued and 79,980 options (2007 – 621,536) previously granted were cancelled.

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

The options outstanding are as follows:

	Number of	Weighted average
	Options	exercise price (CAD$)
Balance January 1, 2008	7,202,541	$ 1.17
Granted	1,423,334	1.65
Exercised	(212,505)	0.70
Forfeited	(79,980)	0.97
Balance September 30, 2008	8,333,390	$ 1.27
Exercisable at September 30, 2008	3,471,186	$ 1.12
Options available to grant	2,854,962	n/a

b)

Warrants

On April 1st, 2008, the remaining 148,870 warrants were exercised in full. As of September 30th, 2008 there are no additional warrants outstanding. See note 7.

7.

Capital stock

	Common Shares
		Cash
	Issued	Proceeds	Amount
Balance January 1, 2008	120,020,115	$-	$34,887,258
Conversion of preferred shares (Note 12)	29,439,450	-	20,326,458
Share surrender and cancellation (Note 12)	(1,591,322)	-	(586,880)
Shares issued (Note 12)	1,591,322	2,562,928	2,562,928
Share issuance costs (Note 12)	-	(870,867)	(870,867)
Exercise of stock options	212,505	147,773	200,812
Exercise of warrants (Note 6)	148,870	121,900	146,992
Balance September 30, 2008	149,820,940	$1,961,734	$56,666,701

8.

Contributed Surplus

The changes in contributed surplus are as follows:

Balance January 1, 2008	$6,433,303
Employee stock option expense	494,055
Fair value of options exercised	(53,039)
Share surrender and cancellation (Note 12)	586,880
Balance September 30, 2008	$7,461,199

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

9.

Statement of cash flows

a)

Changes in non-cash balances related to operations are as follows:

For the periods ended September 30	Three month period		Nine month period
	2008	2007	2008	2007

Decrease (increase) in security
deposits	$25,264	$35,642	$(482,107)	$(286,932)
Decrease (increase) in funds
receivable from payment processors	400,280	(486,063)	2,224,430	(28,832)
Decrease (increase) in accounts
receivable	584,966	(10,588)	1,700,877	101,925
Increase in deferred costs	(27,689)	(293,733)	(999)	(687,173)
Decrease in prepaid and sundry
assets	133,199	211,072	221,077	326,280
Increase (decrease) in accounts
payable and accrued liabilities	82,185	(357,191)	(568,522)	(1,319,146)
Increase (decrease) in deferred
revenue	159,953	(279,862)	(550,802)	602,391
(Decrease) increase in payable to
loyalty program partners	(5,580,871)	(1,511,663)	(835,037)	2,258,289
	$(4,222,713)	$(2,692,386)	$1,708,917	$966,802

b)

Supplemental information

Non-cash transactions

Non-cash transactions for the three and nine month period ended September 30, 2008 are as follows:

For the periods ended September 30	Three month period		Nine month period
	2008	2007	2008	2007
Options exercised in Points.com Inc.(i)
# of options	-	142,100	-	1,531,257
Value	$-	$60,353	$-	$662,773
Common shares issued of Points
International Ltd.	-	355,803	-	3,834,114
Revenue earned for membership fees
paid in one-week accommodation
certificates(ii)	$-	$-	$-	$31,842
Conversion of Preferred Shares (iii)
Preferred Shares exchanged for
common shares	-	-	(2)	-
Common shares issued	-	-	29,439,450	-
Common shares surrendered back to
the Corporation and cancelled	-	-	(1,591,322)	-
Value converted to equity	-	-	$20,326,458	-
Value of shares surrendered back to
the Corporation	-	-	$(586,880)	-

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

(i)

Options previously issued to Points.com employees and directors. Upon exercise of these options, common shares of the Corporation were issued. All of these shares in Points.com were acquired at fair value in exchange for shares of the Corporation. There are no such options remaining as at September 30, 2008.

(ii)

The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense is recognized as the accommodation certificates are used.

(iii)

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert them into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. Subsequent to the conversion, the same holder surrendered 1,591,322 common shares to the Corporation for cancellation. See Note 12.

10.

Capital disclosures

The Corporation defines its capital as follows:

(i) Shareholders’ equity;
(ii) Convertible preferred shares;
(iii) Cash and short term investments.

The amounts included in the Corporation’s capital are as follows:

	September 30,	December 31,
As at	2008	2007

Shareholders’ equity (deficiency)	$15,061,883	$(7,192,621)
Convertible preferred shares	$-	$20,679,073
Cash and short term investments	$32,703,312	$28,941,477

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

There were no changes in the Corporation’s approach to capital management during the period.

11.

Financial instruments

Fair Value

The fair values of short term financial assets and liabilities, including cash, funds receivable from payment processors, security deposits, short term investments, accounts receivable, accounts payable and accrued liabilities, and payable to loyalty program partners as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Transaction costs are included in the initial carrying amount of the financial instruments except held-for- trading items in which case they are expensed as incurred.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s cash and cash equivalents subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various e-commerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The following table sets forth details of the aged receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

	September 30,	December
As at	2008	31, 2007

Total accounts receivable	$1,714,439	$3,427,384
Less: allowance for doubtful accounts	(61,660)	(73,728)
Total accounts receivable, net	$1,652,779	$3,353,656

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Of which:

	September 30,	December
	2008	31, 2007
Not past due	$1,088,614	$3,038,577
Past due for more than 31 days but no more
than 60 days	168,893	273,439
Past due for more than 61 days but no more
than 90 days	161,810	8,400
Past due for more than 91 days but no more
than 120 days	35,428	10,914
Past due for more than 120 days	259,694	96,054
Less: Allowance for doubtful accounts	(61,660)	(73,728)
Total accounts receivable, net	$1,652,779	$3,353,656

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

For the periods ended September 30, 2008	Three month	Nine month
	period	period

Balance, beginning of period	$54,154	$73,728
Provision for (recovery of) doubtful accounts	14,398	(1,294)
Bad debts written off, net of recoveries, and other	(6,892)	(10,774)
Balance, end of period	$61,660	$61,660

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

Management does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short term nature of the investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Corporation's current financial instruments will be affected by interest rate risk within the next twelve months. In particular, interest rate risk is low as the interest rates on the Corporation's certificates of deposits are fixed with an interest rate range between 3.00% to 5.50% with maturity dates of 90 days or less.

Currency risk

The Corporation has customers and suppliers that are not based in Canada which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $ 1.1 million.

As of September 30, 2008	US$ Total	CAD$	GBP	EUR	CHF
FX Rates used to translate to US$		$0.9636	1.8175	1.4449	0.9118
Financial assets (in thousands of dollars)
Cash and cash equivalents	$ 31,793	8,522	1,353	1,624	28
Funds receivable from payment processor	2,902	-	118	314	2
Short term investments	910	841	-	-	-
Security deposits	2,043	1	30	81	1
Accounts receivable	1,653	398	223	20	-
Total	$ 39,301	CAD$ 9,762	GBP 1,724	EUR 2,039	CHF 31
Financial liabilities
Accounts payable and accrued liabilities	$2,919	1,256	146	-	-
Payable to loyalty program partners	29,914	-	746	1,338	11
Total	$ 32,833	CAD$ 1,256	GBP 892	EUR 1,338	CHF 11

12.

Capital transactions

On June 11, 2008, the holder of the Series Two and Series Four preferred shares converted its preferred shares into common shares of the Corporation and entered into a secondary market transaction with a syndicate of underwriters to sell it’s holdings in the Corporation through a financing transaction. Under the terms of the Series Two and Series Four preferred shares, the Corporation was required to cooperate with any financing activity led by the holder. This included management time to assist with marketing and sale of common shares. The pricing set by the syndicate before transaction costs was $1.65 CAD per share. Total share issuance costs incurred by the Corporation, related to all capital transactions were $870,867.

The following summarizes the transactions that took place related to this conversion.

a)

Conversion of Preferred Shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares in capital of the Corporation into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. As a result of the conversion, the Corporation’s liability related to the Series Two preferred share was reduced by $16,200,815 (including accrued interest of $4,097,175) and its liability related to the Series Four preferred share was reduced by $4,125,643 (including accrued interest of $753,597). In total, a $20,326,458 reduction in the liability related to the Convertible Preferred Shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 to the date of conversion and the amounts included in income for the year are as follows:

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Convertible Preferred Shares

Balance at January 1, 2008	$20,679,073
Interest on preferred shares	516,577
Foreign exchange gain	(869,192)
Balance at June 11, 2008	$20,326,458
Conversion of preferred shares	(20,326,458)
Balance at September 30, 2008	$-

b)

Share surrender and cancellation

Immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation. The stated value of the shares cancelled was calculated at the average amount of the shares in capital stock and amounted to $586,880. Share capital was reduced by this amount and an equal amount was credited to contributed surplus to account for this transaction.

c)

Issuance of Common Shares

As part of the financing transaction, the Corporation issued 1,591,322 new common shares from treasury, at $1.65 CAD to the syndicate of underwriters. As a result, before share issuance costs, the share capital of the Corporation was increased by $2,562,928.

Share transactions on	Number of shares			Amount in US$
June 11, 2008
	Preferred	Common	Preferred	Common	Contributed
					Surplus
Conversion of Series Two
preferred share	(1)	24,028,016	($16,200,815)	$16,200,815	$ -
Conversion of Series Four
preferred share	(1)	5,411,434	(4,125,643)	4,125,643	-
Surrender and cancellation
of shares	-	(1,591,322)	-	(586,880)	586,880
Stock issue from treasury at
$1.65 CAD	-	1,591,322	-	2,562,928	-
Share issue costs	-	-	-	(870,867)	-
Total	(2)	29,439,450	($20,326,458)	$21,431,639	$586,880

13.

Commitments

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services expiring through 2012 to aggregate annual rentals as follows:

Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)

2008 – Remainder of year	$ 1,039,943
2009	971,584
2010	598,425
2011	21,347
2012	14,040
$2,645,339

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. These guarantees have a maximum potential value by fiscal year as follows and have not been recognized in the financial statements:

2008	$ 1,709,000
2009	20,914,000
2010	15,620,000
$38,243,000

14.

Effect of new accounting standards not yet implemented

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which supersedes Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This Section applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

The Corporation is currently evaluating the impact of the adoption of the above standard on the consolidated financial statements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory International Financial Reporting Standards ("IFRS") changeover date for Canadian profit-oriented publicly accountable entities ("PAEs"). This means that PAEs will be required to prepare financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 11, 2011 will require restatement for comparative purposes of amounts reported by the Company for annual and interim periods for the year ended December 31, 2010.

Canadian GAAP will converge with IFRS through a combination of two methods: as current joint convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by the AcSB and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS; the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.